Exhibit 99.1

Mountain Province Diamonds Announces Plan for Restart of Operations at Gahcho Kué Mine

TSX and OTCQX: MPVD

TORONTO and NEW YORK, Feb. 26, 2021 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", or the "Company") (TSX: MPVD) and (OTCQX: MPVD) reports that the ramp-up to resume operations at the Gahcho Kué Mine has begun. The mine suspended production related activities on February 6 after experiencing several cases of COVID-19.

The ramp-up follows an essential services team crew change on February 23, which included bringing in two industrial hygienists to review and oversee work protocols and further deep cleaning. Essential services include maintaining power, water treatment, clearing roads, time critical maintenance work, water management, and receiving incoming winter road fuel and cargo shipments.  The next step is to bring in the production crew later this week and to begin the build up to production over the weekend.

Stuart Brown, the Company's President and CEO, commented:

"The return of our employees to site is a positive step for Gahcho Kué as we continue our safe ramp-up to steady-state operations. I'd like to thank all employees for their tireless efforts during these challenging times. As always, the decisions we make will prioritize the health and safety of our workforce, and the communities we interact with. Plans to mitigate the loss of production are being assessed and will continue to be reviewed over the coming weeks. It is important to keep our focus on maintaining a safe and secure site while balancing the need to make up for lost production as we navigate our way through the pandemic."

Additional details will be provided via news release as they become available.

Qualified Persons

The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed and approved by Matthew MacPhail, P.Eng., MBA, and Tom E. McCandless, Ph.D., P.Geo., both Qualified Persons as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects, and employees of Mountain Province Diamonds.

About the Company

Mountain Province Diamonds Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories. The Gahcho Kué Joint Venture property consists of several kimberlites that are actively being mined, developed, and explored for future development. The Company also controls 106,202 hectares of highly prospective mineral claims and leases that surround the Gahcho Kué Joint Venture property that include an indicated mineral resource for the Kelvin kimberlite and inferred mineral resources for the Faraday kimberlites.

Caution Regarding Forward Looking Information
This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc.  Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to operational hazards, including possible disruption due to pandemic such as Covid-19, its impact on travel, self-isolation protocols and business and operations, estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include the development of operation hazards which could arise in relation to Covid-19, including, but not limited to protocols which may be adopted to control the spread of Covid-19 and any impact of such protocols on Mountain Province's business and operations, variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements.  Mountain Province cautions that the foregoing list of important factors is not exhaustive.  Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail.  Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon.  These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements.  Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results.  The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator.  Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms.  Such actions or omissions may impact the future performance of Mountain Province.  Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock.  The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

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SOURCE Mountain Province Diamonds Inc.

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%CIK: 0001004530

For further information: Stuart Brown, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Matt MacPhail, VP Corporate Development & Technical Services, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 07:01e 26-FEB-21